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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                Kitty Hawk, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    498326206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 16, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498326206
--------------------------------------------------------------------------------
  1.  Names of Reporting Persons:  Stonehill Institutional Partners, L.P.
      I.R.S. Identification Nos. of above persons (entities only).  13-3982121

--------------------------------------------------------------------------------
  2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  X..................................................................
             .........

        (b)  ...................................................................
             .........

--------------------------------------------------------------------------------
    3.  SEC Use Only
        .................................................................

--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization:  Delaware, USA

--------------------------------------------------------------------------------
Number of    5.    Sole Voting Power:  0
Shares       -------------------------------------------------------------------
Beneficially 6.    Shared Voting Power:  668,837
Owned by     -------------------------------------------------------------------
Each         7.    Sole Dispositive Power:  0
Reporting    -------------------------------------------------------------------
Person With  8.    Shared Dispositive Power: 668,837
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  668,837

--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    10. Instructions).................................

--------------------------------------------------------------------------------
    11. Percent of Class Represented by Amount in Row (9):        1.77%

--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions):                 PN

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

CUSIP No. 498326206

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons:  Stonehill Capital Management LLC
        I.R.S. Identification Nos. of above persons (entities only). 13-4091243

--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  X..................................................................
             ........

        (b)  ...................................................................
             ........

--------------------------------------------------------------------------------
    3.  SEC Use Only
        ........................................................................

--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization:     Delaware, USA

--------------------------------------------------------------------------------
Number of
Shares        5.    Sole Voting Power:  0
Beneficially  ------------------------------------------------------------------
Owned by      6.    Shared Voting Power:   668,837
Each          ------------------------------------------------------------------
Reporting     7.    Sole Dispositive Power:  0
Person With   ------------------------------------------------------------------

              8.    Shared Dispositive Power: 668,837

--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  668,837

--------------------------------------------------------------------------------
    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions).................

--------------------------------------------------------------------------------
    11. Percent of Class Represented by Amount in Row (9):        1.77%

--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions):         PN, HC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 498326206

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons:      John Motulsky
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  X..................................................................
             ..........

        (b)  ...................................................................
             ..........

--------------------------------------------------------------------------------
    3.  SEC Use Only
        ..............................................................

--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
Number of
Shares         5.    Sole Voting Power:  0
               -----------------------------------------------------------------

Beneficially   6.    Shared Voting Power:  1,215,978
Owned by       -----------------------------------------------------------------
Each           7.    Sole Dispositive Power:  0
Reporting      -----------------------------------------------------------------
Person With    8.    Shared Dispositive Power: 1,215,978

--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,215,978

--------------------------------------------------------------------------------
    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions).................................

--------------------------------------------------------------------------------
    11. Percent of Class Represented by Amount in Row (9):    3.22%

--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions):        IN, HC

--------------------------------------------------------------------------------
CUSIP No. 498326206

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons:      Christopher Wilson
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  X..................................................................
             .......

        (b)  ...................................................................
             ........

--------------------------------------------------------------------------------
    3.  SEC Use Only
        ........................................................................

--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization:     USA

              5.    Sole Voting Power:  0
Number of     ------------------------------------------------------------------
Shares        6.    Shared Voting Power:   1,215,978
Beneficially  ------------------------------------------------------------------
Owned by      7.    Sole Dispositive Power:  0
Each          ------------------------------------------------------------------
Reporting     8.    Shared Dispositive Power:  1,215,978
Person With

--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,215,978

--------------------------------------------------------------------------------
    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions).................................

--------------------------------------------------------------------------------
    11. Percent of Class Represented by Amount in Row (9):        3.22%

--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions):            IN, HC

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 498326206

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons:         Wayne Teetsel
        I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)  X..................................................................
             ........

        (b)  ...................................................................
             ........

--------------------------------------------------------------------------------

    3.  SEC Use Only
        ........................................................................

--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization:     USA

--------------------------------------------------------------------------------

             5.    Sole Voting Power:  0
Number of    -------------------------------------------------------------------
Shares       6.    Shared Voting Power: 1,215,978
Beneficially -------------------------------------------------------------------
Owned by     7.    Sole Dispositive Power:  0
Each         -------------------------------------------------------------------
Reporting    8.    Shared Dispositive Power: 1,215,978
Person With
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,215,978

--------------------------------------------------------------------------------
    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions).................................

--------------------------------------------------------------------------------
    11. Percent of Class Represented by Amount in Row (9):        3.22%

--------------------------------------------------------------------------------
    12. Type of Reporting Person (See Instructions):          IN, HC

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Item 1.

       (a) Name of Issuer      Kitty Hawk, Inc.

           Address of Issuer's Principal Executive Offices 1515 West 20th Street
                                                           PO Box 612787
       (b)                                                 DFW
                                                           International
                                                           Airport,
                                                           Texas  75261

Item 2.
       (a) Name of Person Filing

       (b) Address of Principal Business Office

       (c) Citizenship

           Stonehill Institutional Partners, L.P.

           c/o Stonehill Capital Management LLC
                         885 Third Avenue
                         30th Floor
                         New York, NY  10022

           Delaware Limited Partnership

           Stonehill Capital Management LLC
                         885 Third Avenue
                         30th Floor
                         New York, NY  10022

           Delaware Limited Liability Company

           John Motulsky

           c/o Stonehill Capital Management LLC
                         885 Third Avenue
                         30th Floor
                         New York, NY  10022
           US Citizen

           Christopher Wilson

           c/o Stonehill Capital Management LLC
                         885 Third Avenue
                         30th Floor
                         New York, NY  10022

           US Citizen

           Wayne Teetsel

           c/o Stonehill Capital Management LLC
                         885 Third Avenue
                         30th Floor
                         New York, NY  10022

           US Citizen

       (d) Title of Class of Securities     Common Stock

       (e) CUSIP Number     498326206


ITEM   If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b)
3.     or (c), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

       (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

       (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

       (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

       (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

       (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

       (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM   Ownership.
4.
John Motulsky, Christopher Wilson, Wayne Teetsel:

       (a) Amount beneficially owned:         Common Stock    1,215,978

       (b) Percent of class:                  3.22%

       (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:  0

                Shared power to vote or to direct the vote:
          (ii)
                Common Stock 1,215,978

          (iii) Sole power to dispose or to direct the disposition of: 0

                Shared power to dispose or to direct the disposition of:
          (iv)
                Common Stock 1,215,978

Stonehill Institutional Partners, L.P., Stonehill Capital Management LLC

       (a) Amount beneficially owned:   Common Stock   668,837

       (b) Percent of class:                             1.77%

       (c) Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote:  0

                 Shared power to vote or to direct the vote:
           (ii)
                 Common Stock 668,837

                 Sole power to dispose or to direct the disposition of: 0
           (iii)

                 Shared power to dispose or to direct the disposition of:
           (iv)
                 Common Stock 668,837



ITEM    Ownership of Five Percent or Less of a Class
5.
X

ITEM    Ownership of More than Five Percent on Behalf of Another Person.
6.
Not Applicable.

ITEM    Identification and Classification of the Subsidiary Which Acquired the
7.      Security Being Reported on By the Parent Holding Company or Control
        Person.

Stonehill Capital Management LLC is the investment adviser to Stonehill Institutional Partners, L.P. Messrs. Motulsky, Wilson and Teetsel are the general partners of Stonehill Institutional Partners, L.P. and the managing members of Stonehill Capital Management LLC.

ITEM    Identification and Classification of Members of the Group
8.

Stonehill Institutional Partners, L.P., Stonehill Capital Management LLC, John Motulsky, Christopher Wilson, and Wayne Teetsel. See Exhibit 1.
                                                      ---------

ITEM    Notice of Dissolution of Group
9.

Not Applicable.

ITEM    Certification
10.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 16th Day of October, 2003

STONEHILL INSTITUTIONAL PARTNERS, L.P.

By:    /s/ John Motulsky
       -----------------

       a General Partner

STONEHILL CAPITAL MANAGEMENT LLC

By:    /s/ John Motulsky
       -----------------
       a Managing Member

JOHN MOTULSKY

/s/ John Motulsky
-----------------

CHRISTOPHER WILSON

/s/ Christopher Wilson
----------------------

WAYNE TEETSEL

/s/ Wayne Teetsel
-----------------

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEEss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS
           (SEE 18 U.S.C. 1001)


HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/FORMS/13G.HTM
LAST UPDATE: 11/05/2002

EXHIBIT 1

AGREEMENT OF JOINT FILING


Stonehill Institutional Partners, L.P., Stonehill Capital Management LLC, John Motulsky, Christopher Wilson, and Wayne Teetsel hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated:  October 16, 2003

STONEHILL INSTITUTIONAL PARTNERS, L.P.

By:   /s/ John Motulsky
      -----------------

      a General Partner

STONEHILL CAPITAL MANAGEMENT LLC

By:   /s/ John Motulsky
      -----------------

      a Managing Member

JOHN MOTULSKY

/s/ John Motulsky
-----------------

CHRISTOPHER WILSON

/s/ Christopher Wilson
----------------------

WAYNE TEETSEL

/s/ Wayne Teetsel
-----------------